

Mail Stop 7010   April 22, 2009

Gordon Knott
Chief Executive Officer
Vinyl Products, Inc.
2210 South Ritchey Street
Santa Ana, CA 92705

> **Re: Vinyl Products, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 27, 2009**
> **File No. 333-158254**
>
> **Annual Report on Form 10-K**
> **Filed March 31, 2009**
> **File No. 000-52769**

Dear Mr. Knott:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1. Please note the updating requirements of Rule 8-08 of Regulation S-X.

Prospectus Summary, page 4

2. In an appropriate place in the Prospectus Summary, please describe how you determined the number of shares of common stock you are registering for resale.

Market and Other Data, page 17

3. We note your statement that that some of the information in the registration statement was obtained from historical data, publicly available information, and industry publications and that you believe this information to be reliable, but that you have not independently verified the data. Clarify the extent to which you are cautioning shareholders in their evaluation of this data. More clearly express the Company's views regarding the reliability of the data and statistics in your registration statement. Remove language that suggests you are not responsible for assessing the reasonableness and soundness of the market data and other information. If the industry and market data requires disclaimers such as those presented on page 17, it does not appear the market data contribute to an informed investor understanding of the market for the Company's products and services as of the time of their potential investments. Consistent with basic plain English principles and Rule 421(b) as applicable, please assess your disclosure throughout the prospectus and revise as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

4. On page 10, we note that the demand for your products is correlated to changes in the level of activity in home improvements, which is affected by home equity values, home equity loan withdrawals, consumer spending habits, employment, interest rates, and inflation. On page 28, we further note that you are uncertain as to the effect tightening credit and declining home values will have on your business. Please expand MD&A to provide a discussion of the current and expected future impact of the current economic conditions on your operations, liquidity, and financial position. Specifically, please discuss any material trends or uncertainties that may impact your income from continuing operations, short-term or long-term liquidity, and financial condition. Please also discuss whether you expect your financial position to remain at its current level or to increase or decrease.

Identification of Material Weaknesses in Financial Disclosure Controls and Procedures, page 19

5. Please amend this disclosure to conform to the disclosure required by Item 9A of Form 10-K, taking into account the comments below on Disclosure Controls and Procedures and Internal Control over Financial Reporting.

Critical Accounting Policies and Estimates, page 21

6. We note from your risk factor on page 8 and elsewhere that you purchase all of your major vinyl components of the products you sell from one source, U.S. Polymers, Inc. Please expand your MD&A to discuss the payment arrangements with this vendor, including any discounts, rebates, incentives, etc. that may be offered, as well as whether any right of return exists. If such amounts are material, please tell us and disclose in your filing how you have considered EITF 01-9 and SFAS 48.

Contractual Obligations and Off-Balance Sheet Arrangements, page 23

7. Please tell us why your table of contractual obligations is presented only as of September 30, 2008. Otherwise, please revise to present the information as of December 31, 2008.

Liquidity and Capital Resources, page 22

8. We note your intention to implement a franchise program. Please disclose the expected amounts of future spending on capital expenditures relating to this program, including the costs of engaging a franchise consultant, developing the program, and advertising the program to attract franchisees.

Description of Properties, page 36

9. We note that your lease expired on March 31, 2009. Please update this information accordingly.

Legal Proceedings, page 36

10. We note your statement on page 11 that a hearing was scheduled for March 3, 2009 in the Frank Arias case in Orange County Superior Court. Please discuss this hearing and the results, if any, in the Legal Proceedings section.

Market For Our Common Stock and Other Related Stockholder Matters, page 36

11. Please provide the information required by Item 201(a)(2) of Regulation S-K including the number of shares of common stock that are subject to outstanding options, that could be sold pursuant to Rule 144, and that you have agreed to register for resale.

Executive Compensation, page 39

12. We note that footnote 1 appears to refer to the All Other Compensation column, but that it is placed under the Option Awards column. Please revise accordingly.

13. It appears that there are certain discrepancies in your Summary Compensation Table. Specifically, we note that Gordon Knott's total 2008 compensation does not correspond to the sum of his individual compensation components. Additionally, we note discrepancies between the amounts listed in the All Other Compensation column and the footnotes corresponding to these amounts for Gordon Knott in 2006 and Garabed Khatchoyan in 2007 and 2006. Please note that these discrepancies may impact the amounts listed in the Total column. Please advise or revise accordingly.

Transactions With Related Persons, Promoters, and Certain Control Persons, page 41

14. We note your disclosure under "Related Party Loans" that Gordon Knott and Garabed Khatchoyan borrowed certain sums from you under promissory notes and that the parties converted the amounts due under these notes, including accrued interest, into salary on March 15, 2008 and cancelled the promissory notes. While these amounts appear to be compensation, they do not appear to be reflected in the Summary Compensation Table. Please explain why this compensation should not be included in the Summary Compensation Table or revise accordingly.

Selling Shareholders, page 43

15. Please describe the transactions in which you issued the shares to be resold in materially complete terms, including the dates of the transactions, the purchase price, if any, the parties who participated, and the number of shares received.

16. For each of the selling shareholders that is a non-reporting entity, please disclose the natural person or persons who have voting or investment control over the company's securities.

Description of Securities, page 48

17. Under "Registration Rights" on page 49, we note your statement that you have agreed to register for public resale an aggregate of 3,197,800 shares of common stock rather than 3,192,800 shares. Please advise or revise accordingly.

Recent Sales of Unregistered Securities, page 53

18. We note that certain sales of unregistered securities have not been described in this section. Please provide disclosure in accordance with Item 701 of Regulation S-K regarding these transactions in your first amendment to the registration statement on Form S-1.

19. We note your statement that you sold 64,000 shares of common stock at $1.00 per share to 10 private investors in November 2008. In other places in the registration

statement, you state that you sold 59,000 shares in this private placement. Please advise or revise accordingly.

20. Please revise the registration exemption you relied upon when issuing 1,000,000 shares of common stock at $.0001 to three of the founders of the Company in May 2007.

Undertakings, page 55

21. Please remove any undertakings that are not applicable to this offering.

Signatures, page 57

22. Please arrange to have your principal accounting officer or controller sign the registration statement in his or her official capacity. See Instruction No. 1 to the Signature Section of Form S-1.

Exhibits

23. Please file as exhibits the promissory notes executed by Gordon Knott and Garabed Khatchoyan on March 15, 2007 in favor of the Company and any related documents.

Exhibit 5.1 – Legality Opinion

24. Please arrange for counsel to opine on the corporate laws of the state where you are incorporated.

Financial Statements

Note A – Summary of Significant Accounting Policies, page 66

25. We note from page 21 that interest included within selling, general and administrative expenses included financing discounts relating to customers who pay by credit cards or finance their purchase. Please revise to disclose the terms and conditions of such discounts or financing programs you offer.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

26. To the extent the above comments apply to the reports you file under the Exchange Act, please comply with those comments in future filings.

Controls and Procedures, page 31

Evaluation of Disclosure Controls and Procedures, page 31

27. We note your statement that a "control system, no matter how well conceived and operated, can only provide reasonable, not absolute assurance that the objects of the control systems are met." Please confirm to us, and in future filings, revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. See Section II, Part F(4) of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Period Reports, SEC Release No. 33-8238 (June 5, 2003).

28. We note that, in addition to your disclosure that the disclosure controls and procedures were not effective as of the end of the reporting period covered by the annual report, you include disclosure that the disclosure controls and procedures are effective as of the date of the filing of the annual report. In future filings, please expand the disclosure to explain how management has determined that disclosure controls and procedures are now effective given the material weaknesses identified.

Management's Report on Internal Control over Financial Reporting, page 31

29. Please include a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting as required by Item 308T(a)(2) of Regulation S-K. Please also include a statement regarding the auditor attestation report as required by Item 308T(a)(4) of Regulation S-K.

30. We note your discussion of the steps you have taken to remediate the material weaknesses in your internal control over financial reporting. Please describe in more detail the personnel changes you have made and the physical and documentary controls and procedures you have implemented.

31. We note your disclosure that "[e]xcept as disclosed above, there were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonable likely to materially affect, the Company's internal control over financial reporting." In future filings, please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially

affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Exhibits 31.1 and 31.2 – Certifications

32. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

33. We note that you omit the reference to internal controls over financial reporting and the applicable Exchange Act rules in paragraph 4 of the certifications. In future filings, please include this phrase in paragraph 4. See Item 601(b)(31)(i) of Regulation S-K.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Bill Ruffa, Jr., Esq.
        Ruffa & Ruffa, P.C.
        110 East 59th Street
        New York, NY 10022